EXHIBIT 99.1


                                                     AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4
[LOGO OMITTED]
                                                     Tel.: (450) 467-5138
                                                     1 800 565-3255
                                                     Fax:  (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                       AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                          November 11, 2003
Press Release for immediate distribution

           AXCAN REPORTS STRONG FOURTH QUARTER AND FISCAL 2003 RESULTS
                         REVENUE UP 35% TO $179 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the fourth quarter and fiscal year ended September 30, 2003 (amounts stated in U.S. dollars). For the quarter and fiscal year ended September 30, 2003, the Company reported revenue growth of 28% to $48.7 million and 35% to $179.1 million, respectively. Net income was $9.1 million, or $0.19 per share, and $33.4 million, or $0.70 per share, on a fully-diluted basis for the quarter and year respectively, prior to net unusual costs associated with the takeover bid for Salix Pharmaceuticals and before acquired in-process R&D expense of $12 million. Net income (loss) after these costs for the fourth quarter and year ended September 30, 2003 was $(1.9) million, or $(0.04) per share (fully diluted), and $19.9 million or $0.44 per share (fully diluted), respectively.

"Axcan demonstrated steady progress toward its strategic goals during fiscal 2003. We have strengthened the foundation for our gastroenterology business. Our focus on gaining market share for our existing products and preparing new products for launch to fuel both our short and long-term growth is paying off," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "During fiscal 2003, Axcan consolidated its leadership position in the North American gastrointestinal market and established a solid presence in Europe. We also developed strategic alliances and relationships that will help us continue to build a strong business," he concluded.

HIGHLIGHTS OF THE QUARTER AND FISCAL 2003
-----------------------------------------

Axcan's fourth quarter culminated a year of strong growth in revenue, earnings, and market share for key products. In addition to the approval of a new indication for PHOTOFRIN, the Company acquired product rights and advanced the scientific development of several products in its pipeline, all of which management believes will accelerate its mid and long-term growth.

PRODUCT SALES
-------------

In fiscal 2003, revenues increased mainly due to growth of the Company's core brands and strong penetration of the European market. Key sales figures for fiscal 2003 are as follows:

     o Worldwide sales of pancreatic enzymes (ULTRASE, VIOKASE and PANZYTRAT) amounted to $57.9 million, an increase of 47% over 2002 sales of pancreatic enzymes. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales;

     o Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 79% to $53.9 million. DELURSAN acquired in the second quarter of fiscal 2003 accounted for $6.9 million of these sales;

     o Sales of other products in Europe, mainly LACTEOL and TAGAMET, amounted to $27.6 million, a 76% increase over the prior year;

     o Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, an increase of 3%. The Company expects growth in PHOTOFRIN sales in fiscal 2004 with the launch of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus, which is expected to occur by December 2003.

     o Sales of mesalamine (CANASA and SALOFALK) amounted to $26.2 million, a 24% decrease from the prior year. This decrease was mainly due to the resolution of short product supply, that occurred in 2002, for a product competing in an associated indication as CANASA. Sales of CANASA and SALOFALK in the first month of fiscal 2004 amounted to $4.9 million.


RESEARCH AND DEVELOPMENT UPDATE
-------------------------------

ITAX. Axcan recently acquired the rights for a new gastroprokinetic drug (itopride HCl). This therapeutic agent will first be developed for the treatment of motility disorders associated with Non Ulcer Dyspepsia (NUD). All required preclinical as well as Phase I and II studies have already been conducted in Japan and repeated in Europe; the Company intends to initiate a Phase III program in the second quarter of fiscal 2004 and complete it before the end of fiscal 2005.

Mesalamine Products
-------------------

CANASA 1 gram suppositories. Axcan recently completed a Phase III study in North America demonstrating the efficacy and safety of a 1 gram formulation of mesalamine suppository administered once per day versus the currently approved 500 milligram formulation administered twice per day, for the treatment of ulcerative proctitis. Axcan expects to file for regulatory approval in the United States by the end of the first quarter of fiscal 2004, and approval in the United States is anticipated in the second half of fiscal 2004.

CANASA/SALOFALK rectal gel. Axcan is currently conducting Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results should be available in the first half of fiscal 2004. The Company plans to submit regulatory filings for approvals in the United States and Canada shortly thereafter and hopes to launch this product in fiscal 2005.

                                                               AXCAN PHARMA INC.

SALOFALK 750 milligram tablets. Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750 milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company plans to file a Supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004.

Liver Disease Therapies
-----------------------

HEPENAX. L-Ornithine L-Aspartate ("LOLA"), which is known as HEPENAX was developed by Merz Pharmaceuticals GmbH in Germany. HEPENAX will be further developed in the North American and European markets for patients suffering from Portal Systemic Encephalopathy ("PSE"), a form of hepatic encephalopathy. The Company will conduct a Phase III clinical development program and plans to seek approval of the intravenous formulation to treat the acute symptoms of this condition. The Company intends to initiate its clinical research program in the second quarter of fiscal 2004 and complete such studies in fiscal 2005.

URSO DS. Axcan filed a Supplemental New Drug Application in the United States for URSO DS (500 milligram ursodiol tablets) for the treatment of Primary Biliary Cirrhosis. Approval is expected in the third quarter of fiscal 2004. If approved, this new formulation should accelerate penetration of the U.S. ursodiol market.

NCX-1000. The U.S. Food and Drug Administration has accepted an Investigational New Drug Application for NCX-1000, a patented nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late stage complication of chronic liver disease. A Phase I clinical trial involving 16 subjects was successfully completed in April 2003, demonstrating tolerability and safety. Phase II studies are planned to begin in the third quarter of fiscal 2004. Completion of the entire clinical program is expected to occur in calendar year 2006.

Ursodiol disulfate. Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors, the results of which will be announced during the second quarter of fiscal 2004. Axcan intends to initiate animal toxicity studies in the third quarter of fiscal 2004, which will be followed by Phase I studies.

INTERIM FINANCIAL REPORT
------------------------

This release includes, by reference, the fourth quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis (MD&A) including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, has been filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL
---------------

Axcan will host a conference call at 4:30 P.M. EST, on November 11, 2003. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone numbers to access the conference call are (800) 814-4857 (Canada and United States) or (416) 640- 4127 (international). A replay of the call will be available until November 18, 2003. The telephone number to access the replay of the call is (416) 640-1917 code: 21023905.

                                                               AXCAN PHARMA INC.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
--------------------------------------------------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

The names CANASA, DELURSAN, HELICIDE, HEPENAX, PHOTOBARR, ITAX, LACTEOL, PANZYTRAT, PHOTOFRIN, SALOFALK, TAGAMET, ULTRASE, URSO and VIOKASE appearing in this press release are registered trademarks of Axcan Pharma Inc. and its subsidiaries.


   Management Discussion and Analysis (MD&A), Financial Statements and Notes Attached

INFORMATION:         David W. Mims
                     Executive Vice President and Chief Operating Officer
                     Axcan Pharma Inc.
                     Tel: (205) 991-8085 ext. 223

or                   Isabelle Adjahi
                     Director, Investor Relations
                     Axcan Pharma Inc.
                     Tel: (450) 467-2600 ext. 2000

                     Web:   www.axcan.com
                            -------------

                                                               AXCAN PHARMA INC.

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other cancers. In addition, Axcan currently has three products pending approval, one an additional indication in Europe for a currently marketed product, one a new formulation for a product currently marketed in the United States and the third one, an indication for a new product in the United States. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $48.7 million and operating income of $2.2 million for the three-month period ended September 30, 2003. For the year ended September 30, 2003, revenue was $179.1 million and operating income was $39.4 million. During the fourth quarter of the year, Axcan acquired an exclusive license to develop, manufacture and market ITAX. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research contract liabilities. Because ITAX is a product in development that has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research and therefore, for accounting purposes, was expensed in the period of acquisition.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales from the French subsidiary, following recent acquisitions in Europe. During the first quarter of this fiscal year, Axcan acquired the world wide rights to the PANZYTRAT enzyme product line from Abbott Laboratories (Abbott) and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. (Aventis) for the French market. Revenue from sales of Axcan's products in the United States was $113.9 million (63.6% of total revenue) for the year ended September 30, 2003, compared to $100.1 million for fiscal year 2002. Revenue from Canada was $20.6 million (11.5% of total revenue) for the year ended September 30, 2003, compared to $17.4 million for fiscal year 2002. Revenue from France, including domestic and foreign sales, amounted to $44.2 million, (24.7% of total revenue) for the year ended September 30, 2003, compared to $14.8 million for fiscal year 2002.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.

Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients

                                                               AXCAN PHARMA INC.

prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

During December 2002, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45 million plus transaction expenses. The majority of PANZYTRAT sales is in Europe. During the period of marketing authorization transfer, which may run until May 2004, Abbott acts as an agent for the management of the product line sales. For the year ended September 30, 2003, Axcan reported revenue of $9,463,645 representing the net sales from this product line less cost of goods sold and other Abbott related expenses. At the end of December 2002, Axcan acquired the rights to DELURSAN from Aventis for the French market for a cash purchase price of $22.8 million plus transaction expenses. The Company began to market this product in the second quarter.

Subsequent event

On October 8, 2003, the Company signed an agreement to acquire the rights to a group of products from Aventis. Under the terms of this agreement, the Company will acquire Carafate and Bentyl for the U.S. market and Sulcrate, Bentylol and Proctosedyl for the Canadian market for a cash purchase price of $145 million. The closing of this acquisition is subject to regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Critical Accounting Policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian Generally Accepted Accounting Principles ("GAAP") to United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies.

Axcan's consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S.

                                                               AXCAN PHARMA INC.

GAAP, a change in the facts and circumstances of the underlying transaction could significantly change the application of the accounting policies and the resulting financial statement impact. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application. .

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, the reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets
Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1,2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives from 7 to 25 years. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

Research and Development Expenses
Research and development expenses are charged to operations in the year they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project with no alternative use are written off at the time of acquisition.

Acquisitions of Companies

On November 7, 2001, Axcan acquired all the outstanding shares of Laboratoires Enteris S.A.S. ("Enteris"), a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

                                                               AXCAN PHARMA INC.

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol"). Lacteol specializes in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million and was paid through the issuance of 365,532 common shares of the Company and the payment of $8.4 million in cash.

The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition date.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:


                                    For the three-month             For the year ended
                                  period ended September 30            September 30
                                   ------------------------------------------------------
                                          2003          2002           2003          2002
                                   ----------- ------------- -------------- -------------

Revenue                                   100%          100%           100%          100%
-----------------------------------------------------------------------------------------
Cost of goods sold                        26.2          26.0           24.8          25.7
Selling and administrative expenses       34.8          32.9           35.2          37.3
Research and development expenses          5.8           7.4            6.8           6.7
Acquired in-process research              24.6            --            6.7            --
Depreciation and amortization              4.2           5.6            4.5           5.7
-----------------------------------------------------------------------------------------
                                          95.6          71.9           78.0          75.4
-----------------------------------------------------------------------------------------

Operating income                           4.4          28.1           22.0          24.6
-----------------------------------------------------------------------------------------

Financial expenses                         3.4           0.9            2.4           0.7
Loss on foreign exchange                    --           0.1             --           0.2
Interest income                           (1.1)         (1.0)          (0.9)         (0.7)
Takeover bid expenses                       --            --            2.1
-----------------------------------------------------------------------------------------
                                           2.3            --           10.3           0.2
-----------------------------------------------------------------------------------------

Income before income taxes                 2.1          28.1           18.4          24.4
Income taxes                               6.0           9.7            7.3           8.4
-----------------------------------------------------------------------------------------
Net income (Loss)                         (3.9)         18.4           11.1          16.0
=========================================================================================

Periods ended September 30, 2003 compared to periods ended September 30, 2002


Revenue
Revenue increased $10.8 million (28.5%) to $48.7 million for the fourth quarter ended September 30, 2003 from $37.9 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2003, revenue was $179.1 million compared to $132.4 million for the preceding fiscal year, an increase of 35.3%. This increase in revenue resulted primarily from sales generated by Axcan's French subsidiary, following the acquisitions

                                                               AXCAN PHARMA INC.

of Enteris and Lacteol and the PANZYTRAT and DELURSAN product lines. Strong sales of URSO 250 in North America also contributed to the increase. Revenue from our French subsidiary, including domestic and foreign sales, amounted to $12.0 million compared to $5.8 million for the quarter ended September 30, 2002 and $44.2 million compared to $14.8 million for the year ended September 30, 2002.

Cost of goods sold
Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $2.8 million (28.3%) to $12.7 million for the quarter ended September 30, 2003 from $9.9 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended September 30, 2003 remained relatively stable as compared to the corresponding quarter of the preceding fiscal year, at 26.1% and 26.0%, respectively. For the year ended September 30, 2003, cost of goods sold was $44.5 million (24.8% of revenue) compared to $34.0 million (25.7% of revenue) for the preceding fiscal year. This decrease in the cost of goods sold expressed as a percentage of revenue is due in part to the accounting treatment of the PANZYTRAT revenue during the transition period. Since the acquisition of the PANZYTRAT rights in December 2002, Abbott is acting as an agent for sales of this product line, until marketing authorization transfers are completed. During the transition period, Axcan includes in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott related expenses. Thus, Axcan's cost of goods sold does not include costs related to these PANZYTRAT sales.

Selling and administrative expenses
Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $4.5 million (36.0%) to $17.0 million for the quarter ended September 30, 2003 from $12.5 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2003, selling and administrative expenses increased $13.7 million (27.7%) to $63.1 million from $49.4 million for the preceding fiscal year. This increase is mainly due to the inclusion of $15.0 million of selling and administrative expenses from Enteris and Lacteol for the year ended September 30, 2003 compared to $7.8 million for the corresponding period of the preceding year which represented five months of operations for Lacteol and eleven months of operations for Enteris.

Research and development expenses
Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and of salaries and benefits paid to its personnel involved in research and development projects. Excluding acquired in-process research and development, research and development expenses remained stable at $2.8 million for the quarter ended September 30, 2003 which is same as for the corresponding quarter of the preceding fiscal year and increased $3.2 million (36.0%) to $12.1 million for the year ended September 30, 2003, from $8.9 million for the preceding fiscal year. The increase is primarily due to the fact that Axcan is currently conducting two additional clinical studies on its new CANASA rectal gel formulation in order to meet regulatory requirements. Also, additional costs were incurred to address manufacturing issues at one of the five manufacturing sites involved in the production of HELICIDE.

                                                               AXCAN PHARMA INC.

Acquired in-process research

The acquired in-process research of $12.0 million results from the acquisition from Abbott of an exclusive license for North America, the European Union and Latin America, to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research liabilities. As this product has not reached technological feasibility and has no known alternative use, it is considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition. Because ITAX is a product in development that has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research and therefore, for accounting purposes, was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.

Depreciation and amortization

Depreciation and amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and aamortization remained stable at $2.1 million for the quarter ended September 30, 2003 which is same as for the corresponding quarter of the preceding fiscal year and increased $0.5 million (6.6%) to $8.1 million for the year ended September 30, 2003 from $7.6 million for the preceding fiscal year. The increase resulted mainly from depreciation and amortization of capital assets acquired in the November 2001 acquisition of Enteris and the April 2002 acquisition of Lacteol

Financial expenses
Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.4 million to $1.7 million for the quarter ended September 30, 2003 from $0.3 million for the corresponding quarter of the preceding fiscal year and $3.4 million to $4.3 million for the year ended September 30, 2003 from $0.9 million for the preceding fiscal year. These increases are mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.

Takeover bid expenses
On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix, which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.

Income Taxes
Income taxes amounted to $2.9 million for the quarter ended September 30, 2003, compared to $3.7 million for the quarter ended September 30, 2002. Income taxes amounted to $13.0 million for the year ended September 30, 2003 compared to $11.1 million for the preceding fiscal year. The effective tax rates were 39.5% for the year ended September 30, 2003 and 34.4% for the year ended September 30, 2002. The increase in our effective tax rate was due to acquired in-process research which is deductible at a lower rate than most operating expenses. As shown later under net income, excluding acquired in-process research and takeover bid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.

                                                               AXCAN PHARMA INC.

Net income
Net income (loss) (in thousands of dollars), basic income (loss) per share and diluted income (loss) per share according to U.S. GAAP for the periods ended September 30, 2003 and 2002, were as follows:


                                       For the three-month          For the year ended
                                     period ended September 30          September 30
                                   -----------------------------  -----------------------
                                          2003           2002          2003          2002
                                   -----------------------------  -----------------------
Net income (loss) in accordance
with U.S. GAAP                    $     -1,904  $       6,992    $   19,925  $     21,188
                                   ===========   ============     =========   ===========
Income (loss) per common share
Basic                             $      -0.04  $        0.16    $     0.44  $       0.51
Diluted                                  -0.04           0.15          0.44          0.50

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover bid expenses, acquired in-process research and related income taxes for the periods ended September 30, 2003 were as follows :


                                             Income
                                             before                        Net        Income
                                           income taxes  Income taxes     income     per share
                                          ------------- ---------------- -------- ----------------
                                                $         $        %        $      Basic   Diluted

For the three-month period ended September 30, 2003
---------------------------------------------------

According to U.S. GAAP                           1,042    2,946   282.7    -1,904    -0.04

Acquired in-process research                    12,000      982     8.2    11,018     0.24
                                          ------------- --------         --------- --------
Excluding acquired in-process research          13,042    3,928    30.1     9,114     0.20     0.19
                                          ============= ========         ========= ======== ========
For the year ended September 30, 2003
-------------------------------------

According to U.S. GAAP                          32,917   12,992    39.5    19,925     0.44

Acquired in-process research                    12,000      982     8.2    11,018     0.25

Takeover bid expenses                            3,697    1,290    34.9     2,407     0.05
                                          ------------- --------         --------- --------
Excluding acquired in-process research and
takeover bid expenses                           48,614   15,264    31.4    33,350     0.74     0.70
                                          ============= ========         ========= ======== ========

This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain unusual expenses and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. GAAP results of operations.

                                                               AXCAN PHARMA INC.

Net loss was $1.9 million or $0.04 of basic and diluted loss per share for the quarter ended September 30, 2003 compared to $7.0 million of net income or $0.16 of basic income per share and $0.15 of diluted income per share for the corresponding quarter of the preceding year. Excluding acquired in-process research and related income taxes, net income for the quarter ended September 30, 2003 was $9.1 million or $0.20 of basic income per share and 0.19 $ of diluted income per share compared to $7.0 million or $0.16 of basic income per share and $0.15 of diluted income per share for the corresponding quarter of the preceding year.

For the year ended September 30, 2003, net income was $19.9 million or $0.44 of both basic and diluted income per share, compared to $21.2 million or $0.51 of basic income per share and $0.50 of diluted income per share for the preceding year. Excluding takeover bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2003 was $33.4 million or $0.74 of basic income per share and $0.70 of diluted income per share compared to $21.2 of net income or $0.51 of basic income per share and $0.50 of diluted income per share for the year ended September 30, 2002.

The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 44.9 million for the quarter ended September 30, 2002 to 45.0 million for the quarter ended September 30, 2003, following the exercise of options previously granted pursuant to Axcan's stock option plan.

The adjusted weighted average number of common shares outstanding used to establish the diluted per share amounts increased from 45.6 million for the quarter ended September 30, 2002 to 45.7 million for the quarter ended September 30, 2003 as the convertible debt represented by the convertible subordinated notes due April 15, 2008 is non-dilutive for the quarter and the year ended September 30, 2003.

For the purpose of establishing the diluted income per share excluding takeover bid expenses, acquired in-process research and related income taxes, the convertible debt becomes dilutive increasing the adjusted weighted average number of common shares outstanding to 54.6 million for the three month period ended September 30, 2003.


Canadian GAAP

The differences (in thousands of U.S. dollars) between U.S. and Canadian GAAP which affect net income for the periods ended September 30, 2003 and 2002 are summarized in the following table:


                                                        For the three-month              For the year ended
                                                     period ended September 30               September 30
                                                     ----------------------------    ------------------------
                                                             2003            2002           2003         2002
                                                     ------------    ------------    -----------    ---------

Net income in accordance with U.S. GAAP             $      -1,904   $       6,992   $     19,925   $    21,188

Prepaid advertising costs                                      --            -115             --          -457
Implicit interests on convertible debt                     -1,008              --         -2,292            --
Acquired in-process research                               12,000              --         12,000            --
Amortization of new products acquisition costs                -14             -14            -54           -54
Income tax impact of the above adjustments                   -977              47           -962           191
                                                     ------------    ------------    -----------    ----------
Net earnings in accordance with Canadian GAAP       $       8,097   $       6,910   $     28,617   $    20,868
                                                     ============    ============    ===========    ==========

On March 5, 2003, the Company closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the

                                                               AXCAN PHARMA INC.

terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. At September 30, 2003, implicit interest in the amount of $2,292,478 was accrued for and added to the liability component.

Amortization expense under U.S. GAAP differs from Canadian GAAP due to the new product acquisition costs identified upon the acquisition of subsidiaries, which are deferred and amortized from the date of commencement of commercial production under Canadian GAAP. Under U.S. GAAP, these costs, which represent in-process research and development, are deducted from earnings as of the date of acquisition as no alternative future use has been established.

Until September 30, 2001, prepaid advertising costs were deferred and amortized over a two-year period under Canadian GAAP. In 2002, the Company elected to charge to earnings its scientific symposium costs in the fiscal year when they were incurred. Under U.S. GAAP these costs are deducted from earnings.

Under Canadian GAAP, research and development expenses is stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research are included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the in-process research is deferred and amortized from the date of commencement of commercial production.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments increased $90.2 million to $170.9 million at September 30, 2003 from $80.7 million at September 30, 2002. As of September 30, 2003, working capital was $174.8 million, compared to $103.5 million at September 30, 2002. These increases are mainly due to the issuance of convertible subordinated notes which provided net proceeds of $120.5 million and were partially offset by the acquisition of the rights to the PANZYTRAT product line and DELURSAN for a total cash purchase price of $67.8 million plus transaction expenses. On October 8, 2003, Axcan signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. The purchase price of $145 million will be paid out of Axcan's cash, cash equivalents and short-term investments.

Total assets increased $178.3 million (48.6%) to $545.3 million as of September 30, 2003 from $367.0 million as of September 30, 2002. Shareholders' equity increased $36.2 million (12.3%) to $331.0 million as of September 30, 2003 from $294.8 million as of September 30, 2002.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $242.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).

Axcan has credit facilities with two Canadian chartered banks totalling $55.0 million. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-days, extendible revolving facility with a three-year term-out option maturing on October 12, 2007.

                                                               AXCAN PHARMA INC.

The credit facilities are secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10 % of the Company's net income for the preceding fiscal year.

The interest rate varies depending on the Company's leverage between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. As at September 30, 2003, there was no amount outstanding under these credit facilities.

Cash Flows and Financial Resources

Cash flow from operating activities increased $16.2 million (45.9%) to $51.5 million for the year ended September 30, 2003, from $35.3 million for the year ended September 30, 2002. Cash flows from financing activities for the year ended September 30, 2003 were $117.9 million mainly due to the issuance of the convertible subordinated notes, which provided net proceeds of $120.5 million. Cash flows used for investment activities for the year ended September 30, 2003 were $152.1 million mainly due to the net cash used for the acquisition of short-term investments and the acquisition of intangible assets with the proceeds from the disposal of short-term investments.

Axcan's research and development spending totaled $12.1 million for fiscal 2003 and $8.9 million for fiscal 2002. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations.

Earnings coverage

Based on unaudited financial statements, the earnings coverage ratios are the following:

Under U.S. GAAP, for the twelve months ended September 30, 2003, our interest requirements amounted to $5.9 million on a pro forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, was 6.1 to one.

Under Canadian GAAP, for the twelve months ended September 30, 2003, our interest requirements amounted to $10.2 million on a pro forma basis and our earnings coverage ratio was 4.8 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.2 million as required by Canadian GAAP.

                                                               AXCAN PHARMA INC.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.

Inflation has not had a significant impact on Axcan's results of operations.


Foreign Currency Risk
Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in US dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the US dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.


Interest Rate Risk
The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. As the intent of the Company is to hold these investments until maturity, Axcan does not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows.

Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, US dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture
Axcan depends on third parties for the supply of active ingredients and for the manufacture of ULTRASE and URSO, two of Axcan's most important products, as well as for PHOTOFRIN. Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.

Volatility of Share Prices
The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.


Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the

                                                               AXCAN PHARMA INC.

uncertainties related to the regulatory process and the commercialization of the drug or therapy thereafter. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.



On behalf of management

(signed)

Jean Vezina

Vice President, Finance and Chief Financial Officer

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                                                                  September 30  September 30
                                                                                                          2003          2002
                                                                                               ---------------  --------------
ASSETS                                                                                                       $               $
Current assets
  Cash and cash equivalents                                                                             37,773          19,977
  Short-term investments available for sale                                                            133,112          60,740
  Accounts receivable                                                                                   19,685          24,369
  Income taxes receivable                                                                                5,294             805
  Inventories (Note 3)                                                                                  20,163          19,741
  Prepaid expenses and deposits                                                                          2,794           1,891
  Deferred income taxes                                                                                  6,214           6,335
-------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                   225,035         133,858

Investments                                                                                              1,002           2,681
Property, plant and equipment, net                                                                      20,331          20,086
Intangible assets, net (Note 4)                                                                        265,423         180,085
Goodwill, net                                                                                           27,550          27,550
Deferred debt issue expenses, net                                                                        4,233             290
Deferred income taxes                                                                                    1,775           2,456
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                           545,349         367,006
===============================================================================================================================

LIABILITIES

Current liabilities
  Accounts payable                                                                                      43,418          27,198
  Income taxes payable                                                                                   4,821           1,605
  Instalments on long-term debt                                                                          1,528           1,336
  Deferred income taxes                                                                                    494             269
-------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                               50,261          30,408

Long-term debt                                                                                         129,474           7,267
Deferred income taxes                                                                                   34,603          34,212
Non-controlling interest                                                                                    --             332
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                      214,338          72,219
-------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common shares, without par value of unlimited shares authorized, 45,004,320 issued as at
  September 30, 2003 and 44,863,198 as at September 30, 2002.                                          255,743         254,640
Preferred shares, Series A, without par value of unlimited shares authorized, non-voting, annual
  preferential cumulative dividend of 5%, no shares outstanding.                                            --              --
Preferred shares, Series B, without par value of unlimited shares authorized, non-voting,
  convertible into common shares, no shares issued.                                                         --              --

Retained earnings                                                                                       63,634          43,709
Accumulated other comprehensive income (loss)                                                           11,634          (3,562)
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                             331,011         294,787
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                             545,349         367,006
===============================================================================================================================

See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                           For the three-month period           For the year ended
                                              ended September 30                  September 30
                                       ------------------------------- -----------------------------
                                                 2003            2002           2003            2002
                                       --------------   -------------- -------------   -------------
Common shares (Number)
  Balance, beginning of period             44,989,347      44,651,154     44,863,198      38,412,133
  Exercise of options                          14,973           4,000        141,122         127,489
  Public offering                                  --              --             --       5,000,000
  Private investors' subscription                  --         208,044             --         208,044
  Exercise of the underwriters' option             --              --             --         750,000
  Acquisition of assets                            --              --             --         365,532
----------------------------------------------------------------------------------------------------
Balance, end of period                     45,004,320      44,863,198     45,004,320      44,863,198
====================================================================================================

                                                    $               $              $               $
Common shares
Balance, beginning of period                  255,611         251,845        254,640         183,193
  Exercise of options                             132              20          1,103             751
  Public offering                                  --            (225)            --          54,312
  Private investors' subscription                  --           3,000             --           3,000
  Exercise of the underwriters' option             --              --             --           8,625
  Acquisition of assets                            --              --             --           4,759
----------------------------------------------------------------------------------------------------
Balance, end of period                        255,743         254,640        255,743         254,640
----------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                   65,538          36,717         43,709          22,521
  Net income (loss)                            (1,904)          6,992         19,925          21,188
----------------------------------------------------------------------------------------------------
Balance, end of period                         63,634          43,709         63,634          43,709
----------------------------------------------------------------------------------------------------

Accumulated other comprehensive
  income (loss)
Balance, beginning of period                    9,548          (3,347)        (3,562)         (5,283)
  Foreign currency translation adjustments      2,086            (215)        15,196           1,721
----------------------------------------------------------------------------------------------------
Balance, end of period                         11,634          (3,562)        11,634          (3,562)
----------------------------------------------------------------------------------------------------
Total shareholders' equity                    331,011         294,787        331,011         294,787
====================================================================================================

Comprehensive income
Foreign currency translation adjustments        2,086            (215)        15,196           1,721
Net income (loss)                              (1,904)          6,992         19,925          21,188
----------------------------------------------------------------------------------------------------
Total comprehensive income                        182           6,777         35,121          22,909
====================================================================================================

See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                     For the three-month period          For the year ended
                                                         ended September 30                 September 30
                                                 -------------------------------   ----------------------------
                                                           2003            2002           2003            2002
                                                 ---------------  --------------   ------------  --------------
                                                              $               $              $               $
Operations
Net income (loss)                                        (1,904)          6,992         19,925          21,188
Non-cash items
  Share in joint venture operations                         (18)             32            106              46
  Non-controlling interest                                   --            (133)          (103)           (363)
  Amortization of deferred debt issue expenses              260             247            646             247
  Other depreciation and amortization                     2,052           2,104          8,063           7,546
  Loss on disposal of assets                              1,130              --          1,130              --
  Foreign currency fluctuation                              567             301            305             507
  Deferred income taxes                                    (329)            464          1,848           2,378
  Changes in working capital items:
    Accounts receivable                                   3,038          (9,968)         5,569           2,155
    Income taxes receivable                              (1,837)             41         (4,438)           (406)
    Inventories                                          (2,312)            861           (417)         (2,546)
    Prepaid expenses                                       (311)            426           (892)            (58)
    Accounts payable                                      2,181           1,484         16,547           3,814
    Income taxes payable                                  2,491           1,204          3,207             823
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                      5,008           4,055         51,496          35,331
---------------------------------------------------------------------------------------------------------------

Financing
  Long-term debt                                            169             575        126,064           1,506
  Repayment of long-term debt                            (3,492)           (499)        (4,687)         (3,267)
  Deferred debt issue expenses                              (51)           (537)        (4,589)           (537)
  Issue of shares                                           132           2,850          1,103          65,039
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                     (3,242)          2,389        117,891          62,741
---------------------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments                 (37,398)        (60,740)      (133,112)        (60,740)
  Disposal of short-term investments                         --              --         60,740              --
  Acquisition of investments                                 --             (10)            --             (16)
  Disposal of investments                                   118               1            637             385
  Acquisition of property, plant and equipment           (2,055)         (1,374)        (4,291)         (2,881)
  Acquisition of intangible assets                       (2,360)         (1,561)       (76,093)         (1,561)
  Other                                                      --           1,363             --           1,363
  Net cash used for business acquisitions                    --              --             --         (31,302)
---------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                   (41,695)        (62,321)      (152,119)        (94,752)
---------------------------------------------------------------------------------------------------------------

Foreign exchange gain (loss) on cash held
  in foreign currencies                                      42             (30)           528             142
---------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                           (39,887)        (55,907)        17,796           3,462
Cash and cash equivalents,
  beginning of period                                    77,660          75,884         19,977          16,515
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                 37,773          19,977         37,773          19,977
===============================================================================================================

Additional information
  Interest received                                       1,019             182          1,427             787
  Interest paid                                             192             104            342             242
  Income taxes paid (received)                            3,171          (1,555)        12,417           7,672
===============================================================================================================

See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Statements of Operations
--------------------------------------------------------------------------------
In accordance with  U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                             For the three-month period             For the year ended
                                                 ended September 30                     September 30
                                            ----------------------------       ---------------------------
                                                   2003             2002             2003             2002
                                            -----------       ----------       ----------       ----------
                                                      $                $                $                $
REVENUE                                          48,740           37,900          179,084          132,404
----------------------------------------------------------------------------------------------------------

Cost of goods sold                               12,738            9,868           44,459           34,039
Selling and administrative expenses              16,951           12,470           63,084           49,392
Research and development expenses                 2,808            2,792           12,098            8,855
Acquired in-process research                     12,000              --            12,000              --
Depreciation and amortization                     2,052            2,104            8,063            7,546
----------------------------------------------------------------------------------------------------------
                                                 46,549           27,234          139,704           99,832
----------------------------------------------------------------------------------------------------------

Operating income                                  2,191           10,666           39,380           32,572
----------------------------------------------------------------------------------------------------------

Other expenses (income)
  Financial expenses                              1,663              298            4,283              865
  Interest income                                  (556)            (369)          (1,639)            (912)
  Loss on foreign currency                           42               66              122              299
  Takeover bid expenses                              --               --            3,697               --
----------------------------------------------------------------------------------------------------------
                                                  1,149               (5)           6,463              252
----------------------------------------------------------------------------------------------------------

Income before income taxes                        1,042           10,671           32,917           32,320
Income taxes                                      2,946            3,679           12,992           11,132
----------------------------------------------------------------------------------------------------------
NET INCOME(LOSS)                                 (1,904)           6,992           19,925           21,188
==========================================================================================================

Income (loss) per common share
  Basic                                           (0.04)            0.16             0.44             0.51
  Diluted                                         (0.04)            0.15             0.44             0.50
==========================================================================================================

Weighted average number of common shares
  Basic                                      44,993,431       44,853,995       44,914,944       41,664,510
  Diluted                                    45,714,290       45,611,602       45,607,992       42,527,500
==========================================================================================================


See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


1.    Significant accounting policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles (GAAP) to the United States of America (U.S.) GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.


The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2002. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgement of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.


2.    PANZYTRAT acquisition

On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratoires ("Abbott"). During the period of marketing authorizations transfer ("the interim period"), Abbott acts as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the year ended September 30, 2003, the Company included in its revenues an amount of $9,463,645 representing the net sales from the product line less cost of goods sold and other related expenses. Net sales of the Panzytrat enzyme product line for the year ended September 30, 2003 were $14,255,979.


3.    Inventories

                                                      September 30   September 30
                                                             2003           2002
                                                      ------------   ------------
                                                                 $              $

Raw materials and packaging material                         8,441          3,841
Work in progress                                             1,466          4,516
Finished goods                                              10,256         11,384
---------------------------------------------------------------------------------
                                                            20,163         19,741
=================================================================================

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4.    Intangible assets

                                                          September 30, 2003
----------------------------------------------------------------------------------------
                                                              Accumulated
                                                  Cost        amortization        Net
----------------------------------------------------------------------------------------
                                                        $               $              $
Trademarks, trademark licences and manufacturing
rights with a:
  Finite life                                     111,327          19,998         91,329
  Indefinite life                                 186,512          12,418        174,094
----------------------------------------------------------------------------------------
                                                  297,839          32,416        265,423
========================================================================================

                                                          September 30, 2002
                                                              Accumulated
                                                 Cost         amortization        Net
----------------------------------------------------------------------------------------
                                                        $               $              $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                                     105,736          15,508         90,228
  Indefinite life                                 102,275          12,418         89,857
----------------------------------------------------------------------------------------
                                                  208,011          27,926        180,085
========================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


5.    Segmented information


The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.


The Company operates in the following geographic segments:




                                                               AXCAN PHARMA INC.

                                        For the three-month period            For the year ended
                                            ended September 30                    September 30
                                        ----------       ---------      ---------       ---------
                                              2003            2002           2003            2002
                                        ----------       ---------      ---------       ---------
                                                 $               $              $               $
Revenue
  Canada
    Domestic sales                           5,682           4,728         20,555          17,413
    Foreign sales                            2,658           7,993          9,943          22,623
  United States
    Domestic sales                          30,943          27,531        113,875         100,088
    Foreign sales                              127              93            421             520
  France
    Domestic sales                           6,902           4,019         26,975          11,409
    Foreign sales                            5,102           1,761         17,213           3,362
  Other                                       (316)            917          2,649           1,188
  Inter-segment                             (2,358)         (9,142)       (12,547)        (24,199)
--------------------------------------------------------------------------------------------------
                                            48,740          37,900        179,084         132,404
==================================================================================================

Operating income (loss)
  Canada                                    (5,191)          1,002         (6,086)          5,413
  United States                             12,623           9,300         40,879          27,750
  France                                     3,993           1,053         14,917           1,279
  Other                                     (9,234)           (689)       (10,330)         (1,870)
--------------------------------------------------------------------------------------------------
                                             2,191          10,666         39,380          32,572
==================================================================================================

Depreciation and amortization
  Canada                                       350             519          1,380           1,516
  United States                                894             859          3,729           3,890
  France                                       429             198          1,376             443
  Other                                        379             528          1,578           1,697
--------------------------------------------------------------------------------------------------
                                             2,052           2,104          8,063           7,546
==================================================================================================


                                                                      September 30   September 30
                                                                             2003           2002
                                                                      ------------   -------------
                                                                                $               $
Total assets
  Canada                                                                  432,353         296,870
  United States                                                           214,854         184,573
  France                                                                  156,700          58,938
  Other                                                                   125,131          32,131
  Inter-segment                                                          (383,689)       (205,506)
--------------------------------------------------------------------------------------------------
                                                                          545,349         367,006
==================================================================================================




                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.    Income per common share


The following is the detail of the  denominators of the basic and diluted income
(loss) per common share computations:



                                           For the three-month period          For the year ended
                                               ended September 30                 September 30
                                           ---------------------------     --------------------------
                                                  2003           2002            2003           2002
                                           ------------   ------------     -----------     ----------
Weighted average number of
  common shares outstanding                 44,993,431      44,853,995     44,914,944      41,664,510
Effect of dilutive stock options               548,067         533,014        472,599         660,970
Effect of dilutive purchase price payable      172,792         224,593        220,449         202,020
-----------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding              45,714,290      45,611,602     45,607,992      42,527,500
=====================================================================================================


Options to purchase 754,100 and 553,350 common shares were outstanding as of September 30, 2003 and 2002, respectively, but were not included in the computation of diluted income per share because the exercise price of the options was greater than the average market price of the common shares. As at September 30, 2003, the convertible debt has no effect on the diluted income (loss) per share.


7.    Stock options


The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                          For the three-month period            For the year ended
                                              ended September 30                   September 30
                                          ---------------------------      -------------------------
                                                 2003            2002           2003            2002
                                          -----------      ----------      ----------      ---------
Fair value per option                           $5.94           $5.90          $5.41           $6.96
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                           45%             47%            46%             47%
    Risk-free interest rate                     4.07%           4.94%          4.43%           4.93%
    Expected option life                            6               6              6               6
    Expected dividend                              --              --             --              --

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7.    Stock options (Continued)


The Company's net income (loss), basic income (loss) per share and diluted income (loss) per share would have been on a pro-forma basis as follows:

                                              For the three-month period ended September 30
                                      -----------------------------------------------------------
                                                    2003                           2002
                                      ----------------------------   ----------------------------
                                        As reported      Pro-forma     As reported      Pro-forma
                                      -------------   ------------   -------------   ------------
                                                  $              $               $              $
Net income (loss)                            (1,904)        (2,707)          6,992          6,286
Basic income (loss) per share                 (0.04)         (0.06)           0.16           0.14
Diluted income (loss) per share               (0.04)         (0.06)           0.15           0.14


                                                     For the year ended September 30
                                      -----------------------------------------------------------
                                                    2003                           2002
                                      ----------------------------   ----------------------------
                                        As reported      Pro-forma     As reported      Pro-forma
                                      -------------   ------------   -------------   ------------
                                                  $              $               $              $
Net income                                   19,925         16,707          21,188         18,699
Basic income per share                         0.44           0.37            0.51           0.45
Diluted income per share                       0.44           0.37            0.50           0.44



8.    Subsequent event


On October 8, 2003, the Company signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. Under the terms of this agreement, the Company will acquire CARAFATE and Bentyl for the U.S. market and Sulcrate, Bentylol and Proctosedyl for the Canadian market for a cash purchase price of $145 million.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                           September 30    September 30
                                                                   2003            2002
                                                           ------------    ------------
ASSETS                                                                $               $
Current assets
  Cash and cash equivalents                                      37,886          20,005
  Short-term investments                                        133,112          60,740
  Accounts receivable                                            19,665          24,521
  Income taxes receivable                                         5,315             805
  Inventories (Note 3)                                           20,163          19,747
  Prepaid expenses and deposits                                   2,848           1,895
  Future income taxes                                             6,214           6,335
---------------------------------------------------------------------------------------
Total current assets                                            225,203         134,048

Investments                                                         775           2,348
Property, plant and equipment                                    20,351          20,105
Intangible assets (Note 4)                                      277,837         180,553
Goodwill                                                         29,342          29,342
Deferred debt issue expenses                                      4,233             290
Future income taxes                                               1,775           2,456
---------------------------------------------------------------------------------------
                                                                559,516         369,142
=======================================================================================

LIABILITIES

Current liabilities
  Accounts payable                                               43,791          27,499
  Income taxes payable                                            4,821           1,577
  Instalments on long-term debt                                   1,528           1,336
  Future income taxes                                               494             269
---------------------------------------------------------------------------------------
Total current liabilities                                        50,634          30,681

Long-term debt                                                  107,527           4,563
Future income taxes                                              35,742          34,389
Non-controlling interest                                                            332
---------------------------------------------------------------------------------------
                                                                193,903          69,965
---------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (note 5)                    24,239              --
Equity component of purchase price                                  --            2,704
Capital stock                                                   262,388         261,285
Retained earnings                                                63,211          34,594
Accumulated foreign currency translation adjustments             15,775             594
---------------------------------------------------------------------------------------
                                                                365,613         299,177
---------------------------------------------------------------------------------------
                                                                559,516         369,142
=======================================================================================

See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Cash Flows
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                             For the three-month period         For the year ended
                                                 ended September 30                September 30
                                             --------------------------    -------------------------
                                                    2003           2002           2003          2002
                                             -----------     ----------    -----------    ----------
                                                       $              $              $             $
Operations
Net earnings                                       8,097          6,910         28,617        20,868
Non-cash items
Implicit interest on convertible debt              1,008             --          2,292           --
Non-controlling interest                              --           -133           -103          -363
Amortization of deferred debt issue expenses         260            247            646           247
Other  depreciation and amortization               2,068          2,121          8,127         7,613
Loss on disposal of assets                         1,130            --           1,130
Foreign currency fluctuation                         567            301            305           507
Future income taxes                                  648            163          2,810         2,187
Investment tax credits                                --            254            --            --
Changes in working capital items:
  Accounts receivable                              3,053        -10,001          5,750         2,120
  Income taxes receivable                         -1,837             59         -4,459          -388
  Inventories                                     -2,328            873           -411        -2,532
  Prepaid expenses                                  -311            543           -942           401
  Accounts payable                                -4,818          1,537          9,619         3,870
  Income taxes payable                             2,491          1,176          3,207           795
----------------------------------------------------------------------------------------------------
Cash flows from operating activities              10,028          4,050         56,588        35,325
----------------------------------------------------------------------------------------------------

Financing
  Long-term debt                                     169            575        101,825         1,506
  Repayment of long-term debt                       -784           -499         -1,979        -3,267
  Equity component of convertible debt               --             --          24,239           --
  Repayment of balance of purchase price          -2,704            --          -2,704           --
  Deferred debt issue expenses                       -51           -537         -4,589          -537
  Issue of shares                                    132          3,020          1,103        69,876
  Share issue expenses                               --            -170            --         -4,837
----------------------------------------------------------------------------------------------------
Cash flows from financing activities              -3,238          2,389        117,895        62,741
----------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments          -37,398        -60,740       -133,112       -60,740
  Disposal of short-term investments                 --             --          60,740           --
  Acquisition of investments                         --             -10            --            -16
  Disposal of investments                            141              1            637           385
  Acquisition of property, plant and equipment    -2,066         -1,366         -4,302        -2,873
  Acquisition of intangible assets                -7,360         -1,561        -81,093        -1,561
  Other                                              --           1,363            --          1,363
  Net cash used for business acquisitions            --             --             --        -31,302
----------------------------------------------------------------------------------------------------
Cash flows from investment activities            -46,683        -62,313       -157,130       -94,744
----------------------------------------------------------------------------------------------------

Foreign exchange gain (loss) on cash held
  in foreign currencies                               42            -30            528           142
----------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                    -39,851        -55,904         17,881         3,464
Cash and cash equivalents, beginning of period    77,737         75,909         20,005        16,541
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period          37,886         20,005         37,886        20,005
====================================================================================================
Additional information
  Interest received                                1,019            182          1,427           787
  Interest paid                                      192            104            342           242
  Income taxes paid (received)                     3,171         -1,555         12,417         7,672
====================================================================================================


See the  accompanying  notes to the  Consolidated  Financial  Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Earnings
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                          For the three-month period          For the year ended
                                              ended September 30                  September 30
                                          ---------------------------        -----------------------
                                                 2003            2002           2003            2002
                                          -----------     -----------        -----------  ----------
                                                    $               $              $               $

REVENUE                                        48,712          38,283        179,542         133,175
----------------------------------------------------------------------------------------------------
Cost of goods sold                             12,738           9,974         44,474          34,145
Selling and administrative expenses            16,909          13,226         63,461          50,522
Research and development expenses               3,096           2,126         11,638           8,025
Depreciation and amortization                   2,068           2,121          8,127           7,613
----------------------------------------------------------------------------------------------------
                                               34,811          27,447        127,700         100,305
----------------------------------------------------------------------------------------------------

Operating income                               13,901          10,836         51,842          32,870
----------------------------------------------------------------------------------------------------

Financial expenses                              2,668             302          6,590             906
Interest income                                  -559            -369         -1,642            -912
Loss on foreign currency                           48              66            128             266
Takeover bid expenses                             --              --           3,697             --
----------------------------------------------------------------------------------------------------
                                                2,157              -1          8,773             260
----------------------------------------------------------------------------------------------------

Earnings before income taxes                   11,744          10,837         43,069          32,610
Income taxes                                    3,647           3,927         14,452          11,742
----------------------------------------------------------------------------------------------------
NET EARNINGS                                    8,097           6,910         28,617          20,868
====================================================================================================

Earnings per common share
  Basic                                          0.18            0.15           0.64            0.50
  Diluted                                        0.18            0.15           0.63            0.49
====================================================================================================

Weighted average number of common shares
  Basic                                    44,993,431      44,853,995     44,914,944      41,664,510
  Diluted                                  45,714,290      45,611,602     45,607,992      42,527,500
====================================================================================================

AXCAN PHARMA INC.
Consolidated Retained Earnings
----------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                          For the three-month period          For the year ended
                                              ended September 30                  September 30
                                          ---------------------------        -----------------------
                                                 2003            2002           2003            2002
                                          -----------     -----------        -----------  ----------
                                                    $               $              $               $
Balance, beginning of period                   55,114          27,909         34,594          16,914
Net earnings                                    8,097           6,910         28,617          20,868
Share issue expenses                              --             -225            --           -3,188
----------------------------------------------------------------------------------------------------
Balance, end of period                         63,211          34,594         63,211          34,594
====================================================================================================


See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


1.          Significant accounting policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles (GAAP) to the United States of America (U.S.) GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.


On October 1, 2002, the Company adopted retroactively the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The supplementary information required by this new Section is presented in note 8.


The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2002. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgement of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.


2. PANZYTRAT acquisition

On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratoires ("Abbott"). During the period of marketing authorizations transfer ("the interim period"), Abbott acts as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the year ended September 30, 2003, the Company included in its revenues an amount of $9,463,645 representing the net sales from the product line less cost of goods sold and other related expenses. Net sales of the Panzytrat enzyme product line for the year ended September 30, 2003 were $14,255,979.

3.         Inventories

                                                               AXCAN PHARMA INC.

                                                             September 30    September 30
                                                                    2003            2002
                                                             ------------    -------------
                                                                        $              $
Raw materials and packaging material                                8,441          3,841
Work in progress                                                    1,466          4,516
Finished goods                                                     10,256         11,390
------------------------------------------------------------------------------------------
                                                                   20,163         19,747
==========================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4.   Intangible assets

                                                           September 30, 2003
----------------------------------------------------------------------------------------
                                                             Accumulated
                                                 Cost        amortization        Net
----------------------------------------------------------------------------------------
                                                        $               $              $
Trademarks, trademark licences and
manufacturing rights with a:
Finite life                                       124,157          20,414        103,743
Indefinite life                                   186,512          12,418        174,094
----------------------------------------------------------------------------------------
                                                  310,669          32,832        277,837
========================================================================================

                                                           September 30, 2002
----------------------------------------------------------------------------------------
                                                             Accumulated
                                                 Cost        amortization        Net
----------------------------------------------------------------------------------------
                                                        $               $              $
Trademarks, trademark licences and
manufacturing rights with a:
Finite life                                       106,375          15,679         90,696
Indefinite life                                   102,275          12,418         89,857
----------------------------------------------------------------------------------------
                                                  208,650          28,097        180,553
========================================================================================


5.   Equity component of convertible debt

The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2003, implicit interest in the amount of $2,292,478 was accounted for and added to the liability component.

                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.   Segmented information


The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.


The Company operates in the following geographic segments:

                                                               AXCAN PHARMA INC.

                                         For the three-month period         For the year ended
                                              ended September 30               September 30
                                         --------------------------       -----------------------
                                                2003          2002              2003        2002
                                         ------------  ------------       ----------- -----------
                                                 $               $              $               $
Revenue
  Canada
    Domestic sales                           5,682           4,728         20,555          17,413
    Foreign sales                            2,658           7,993          9,943          22,623
  United States
    Domestic sales                          30,943          27,531        113,875         100,088
    Foreign sales                              127              93            421             520
  France
    Domestic sales                           6,902           4,019         26,975          11,409
    Foreign sales                            5,102           1,761         17,213           3,362
  Other                                       -344           1,300          3,107           1,959
  Inter-segment                             -2,358          -9,142        -12,547         -24,199
-------------------------------------------------------------------------------------------------
                                            48,712          38,283        179,542         133,175
=================================================================================================

Operating income (loss)
  Canada                                    -2,641           1,157         -2,772           5,732
  United States                             12,663           9,340         40,879          27,750
  France                                     3,993           1,053         14,917           1,279
  Other                                       -114            -714         -1,182          -1,891
-------------------------------------------------------------------------------------------------
                                            13,901          10,836         51,842          32,870
=================================================================================================

Depreciation and amortization
  Canada                                       404             573          1,434           1,570
  United States                                854             819          3,729           3,890
  France                                       429             198          1,376             443
  Other                                        381             531          1,588           1,710
-------------------------------------------------------------------------------------------------
                                             2,068           2,121          8,127           7,613
=================================================================================================

                                                                      September 30   September 30
                                                                             2003           2002
                                                                      ------------   ------------
Total assets                                                                    $               $
Canada                                                                    437,042         298,733
United States                                                             214,854         184,573
France                                                                    156,700          58,938
Other                                                                     134,609          32,404
Inter-segment                                                            -383,689        -205,506
-------------------------------------------------------------------------------------------------
                                                                          559,516         369,142
=================================================================================================



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7. Earnings per common share


The following is the detail of the denominators of the basic and diluted earnings per common share computations:

                                       For the three-month period          For the year ended
                                           ended September 30                  September 30
                                       --------------------------      --------------------------
                                             2003           2002             2003           2002
                                       -----------    -----------      -----------     ----------

Weighted average number of common
  shares outstanding                    44,993,431      44,853,995     44,914,944      41,664,510
Effect of dilutive stock options           548,067         533,014        472,599         660,970
Effect of dilutive equity component
  of purchase price                        172,792         224,593        220,449         202,020
--------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding          45,714,290      45,611,602     45,607,992      42,527,500
==================================================================================================

Number of common shares
  outstanding at the end                                               45,004,320      44,863,198
==================================================================================================


Options to purchase 754,100 and 553,350 common shares were outstanding as of September 30, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. As of September 30, 2003, the convertible debt has no effect on the diluted earnings per share.


8.   Stock options


The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                                               AXCAN PHARMA INC.

                                       For the three-month period           For the year ended
                                           ended September 30                   September 30
                                       --------------------------         -----------------------
                                              2003           2002           2003            2002
                                       -----------   ------------         ----------- -----------
Fair value per option                        $5.94           $5.90          $5.41           $6.96
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                        45%             47%            46%             47%
    Risk-free interest rate                  4.07%           4.94%          4.43%           4.93%
    Expected option life                         6               6              6               6
    Expected dividend                          --              --             --              --


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


8. Stock options (Continued)


The Company's net earnings, basic earnings per share and diluted earnings per share would have been, on a pro-forma basis, as follows:

                                              For the three-month period ended September 30
                                        ---------------------------------------------------------
                                                    2003                           2002
                                        ---------------------------    --------------------------
                                        As reported      Pro-forma     As reported      Pro-forma
                                        -----------     ----------     -----------     ----------
                                                  $              $               $              $
Net earnings                                  8,097          7,294           6,910          6,204
Basic earnings per share                       0.18           0.16            0.15           0.14
Diluted earnings per share                     0.18           0.16            0.15           0.14

                                                       For the year ended September 30
                                        ---------------------------------------------------------
                                                    2003                           2002
                                        ---------------------------    --------------------------
                                        As reported      Pro-forma     As reported      Pro-forma
                                        -----------     ----------     -----------     ----------
                                                  $              $               $              $
Net earnings                                 28,617         25,399          20,868         18,379
Basic earnings per share                       0.64           0.57            0.50           0.44
Diluted earnings per share                     0.63           0.56            0.49           0.43



9.    Subsequent event


On October 8, 2003, the Company signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. Under the terms of this agreement, the Company will acquire Carafate and Bentyl for the U.S. market and Sulcrate, Bentylol and Protosedyl for the Canadian market for a cash purchase price of $145 million.

                                                               AXCAN PHARMA INC.